UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-35126

21Vianet Group, Inc.

Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road,

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NOT FOR DISTRIBUTION OR PUBLICATION IN OR INTO THE UNITED STATES OR TO U.S. PERSONS

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer, management, as well as financial statements. The Company does not intend to make any public offering of securities in the United States.

21VIANET GROUP, INC.

(Incorporated as a limited liability company under the laws of the Cayman Islands)

Announcement of (i) Offer in respect of the outstanding

US$300,000,000 7.000% Senior Notes due 2020 (the “2020 Notes”, ISIN: XS1640517907: Common Code: 164051790) and (ii) Concurrent New Money Issuance

March 29, 2019 – 21Vianet Group, Inc. (the “Company”) is inviting eligible holders of the 2020 Notes (“Noteholders”) to tender their 2020 Notes for purchase for cash (the “Tender Offer”) upon the terms and subject to the conditions set forth in an offer to purchase (the “Offer to Purchase”) dated March 29, 2019. The 2020 Notes are listed on the Singapore Exchange Securities Trading Limited. The terms of the Tender Offer are more fully described in the Offer to Purchase, copies of which may be obtained from the Tender Offer Website (https://sited.dfkingltd.com/21vianet), subject to eligibility confirmation and registration.

Concurrent with the Tender Offer, the Company also announced that it intends to conduct an international offering of USD-denominated senior notes (the “New Notes”) and will commence a series of fixed income investor meetings beginning on April 1, 2019 in Hong Kong and Singapore.

The Tender Offer

Subject to the right of the Company to extend, re-open, terminate, withdraw or amend the terms and conditions of the Tender Offer (at its sole discretion), as described in the Offer to Purchase, the Company proposes to purchase for cash an aggregate principal amount of the 2020 Notes which is up to but no more than the aggregate principal amount of New Notes issued pursuant to the Concurrent New Money Issuance (the “Maximum Acceptance Amount”) on the terms and subject to the conditions contained in the Offer to Purchase. The Company is expected to announce the Maximum Acceptance Amount concurrent with the announcement of the results of the Tender Offer. The Maximum Acceptance Amount may be increased or reduced at the Company’s sole discretion. The Company reserves the right, in its sole and absolute discretion, to purchase the 2020 Notes in excess of or below the Maximum Acceptance Amount, or to not purchase any 2020 Notes, subject to applicable law. For the avoidance of doubt, the Company may choose to purchase none of the 2020 Notes validly tendered and not validly withdrawn pursuant to the Offer to Purchase.

If the aggregate principal amount of 2020 Notes validly tendered in the Tender Offer is greater than the Maximum Acceptance Amount, the Company intends to accept such tendered 2020 Notes for purchase on a pro rata basis such that the aggregate principal amount of such tendered 2020 Notes accepted for purchase (if any) is no greater than the Maximum Acceptance Amount. In such circumstance, the principal amount of 2020 Notes accepted for tender in the Tender Offer will be scaled back by a factor equal to (A) the Maximum Acceptance Amount, divided by (B) the aggregate principal amount of the 2020 Notes that have been validly tendered (subject to any adjustment following the rounding of tenders of the 2020 Notes). Each tender of 2020 Notes that is scaled back in this manner will be rounded down to the nearest US$1,000 in nominal amount. If, after applying such scaling any Holder is left with less than the minimum denomination of US$200,000 in aggregate principal amount of 2020 Notes, whether in 2020 Notes: (a) validly tendered and accepted; or (b) returned to a Holder as a result of pro-ration, the Company may, in its sole discretion, elect to not pro-rate such 2020 Notes and will either accept or reject all of the Notes tendered by such Holder.

The Tender Offer will expire at 5:00 p.m., London Time, on April 8, 2019, unless extended or terminated at the sole discretion of the company (such date and time, as the same may be extended or terminated, the “Expiration Deadline”).

In order to be eligible to receive the Purchase Price, Noteholders must validly tender their 2020 Notes for purchase by the Expiration Deadline, by submitting, or procuring submission of, a valid electronic instruction that is received by the Information and Tender Agent by the Expiration Deadline.

Capitalized terms used herein with respect to the Tender Offer but not defined shall have the same respective meanings when used in the Offer to Purchase.

Subject to the terms and conditions set forth in the Offer to Purchase, the Company is offering to pay the following in the Tender Offer:

Title of Security	ISIN/ Common Code	Outstanding Aggregate Principal Amount(1)	Purchase Price(2)(3)
7.0% Senior Notes due 2020	XS1640517907/164051790	US$300,000,000	US$1,006.25

(1)	Principal amount of Notes outstanding as of March 29, 2019.
(2)	Applicable to holders who validly tender and do not subsequently validly withdraw their Notes prior to the Expiration Deadline, being 5:00 p.m. London Time, on April 8, 2019.
(3)	Per US$1,000 principal amount of Notes accepted for purchase.

Eligible Holders whose 2020 Notes are accepted for purchase pursuant to the Tender Offer will also receive accrued and unpaid interest from and including the last interest payment date on such purchased 2020 Notes up to, but not including, the Settlement Date (as defined below).

The Company expects to pay on April 16, 2019 (the “Settlement Date”) the Purchase Price and accrued interest for such 2020 Notes tendered and accepted for purchase prior to the Expiration Deadline.

Whether the Company will accept for purchase 2020 Notes validly tendered and not validly withdrawn is subject to the successful completion (in the Company’s sole determination) of the issuance by the Company of New Notes pursuant to the Concurrent New Money Issuance on terms satisfactory to the Company (in the Company’s sole and absolute discretion) (the “New Notes Issuance Condition”) and the other conditions set forth in the Offer to Purchase. There is no assurance that the Company will be able to successfully meet the New Notes Issuance Condition. Subject to applicable laws and as provided in the Offer to Purchase, the Company reserves the right, in its sole discretion, (i) to waive or modify in whole or in part any and all conditions of the Tender Offer, (ii) to terminate or extend the Tender Offer or (iii) otherwise to amend the Tender Offer in any respect.

The Company intends to fund the Tender Offer primarily with the net proceeds from the Concurrent Money Issuance and internal cash resources (if necessary).

The Dealer Managers for the Tender Offer are:

Credit Suisse (Hong Kong) Limited Level 88, International Commerce Centre 1 Austin Road West, Kowloon Hong Kong Attention: Legal – Investment Banking and Capital Markets

Barclays Bank PLC

5 The North Colonnade

Canary Wharf

London E14 4BB

United Kingdom

Telephone: +44 20 7773 8890

Attention: Liability Management Group

Email: eu.lm@barclays.com

with a copy to:

Barclays Bank PLC

41/F Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Telephone: +852 2903 2706

Attention: Liability Management Group

Email: tmgap@barclays.com

The Information and Tender Agent for the Tender Offer is:

D.F. King Ltd.

In London: 125 Wood Street London EC2V 7AN United Kingdom Telephone: +44 20 7920 9700	In Hong Kong: Suite 1601, 16/F, Central Tower 28 Queen’s Road Central Central, Hong Kong Telephone: +852 3953 7230
Email: 21vianet@dfkingltd.com Tender Offer Website: https://sites.dfkingltd.com/21vianet

Any questions or requests for assistance concerning the terms of the Tender Offer may be directed to the Dealer Managers. Any questions or requests for assistance concerning the Tender Offer or for additional copies of the Offer to Purchase and any other related documents may be directed to the Information and Tender Agent. A beneficial owner of 2020 Notes may also contact its custodian or intermediary for assistance concerning the Offer.

This release also does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders with respect to any 2020 Notes. The Tender Offer is being made solely pursuant to the Offer to Purchase and related materials. Eligible Holders should read the Offer to Purchase and related materials carefully prior to making any decisions with respect to the Tender Offer because they contain important information. Eligible Holders may obtain a free copy of the Offer to Purchase from the Dealer Managers or the Information and Tender Agent specified above.

The distribution of the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about, and to observe, any such restrictions. The Offer to Purchase does not constitute an invitation to participate in the Tender Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws.

Until the Company announces whether it has decided to accept valid tenders of Securities pursuant to the Tender Offer, no assurance can be given that the Tender Offer will be completed. Whether the Tender Offer will be completed may depend upon the satisfaction or waiver of the conditions of the Tender Offer. In addition, subject to applicable law and as provided in the Offer to Purchase, the Company may, in its sole discretion, extend, re-open, amend or terminate the Tender Offer at any time and may, in its sole discretion, waive any of the conditions to the Tender Offer either before or after such announcement.

The Concurrent New Money Issuance

The Company is pleased to announce that it proposes to issue the New Notes to non-U.S. persons outside of the United States (the “Concurrent New Money Issuance”). The Company has mandated Credit Suisse and Barclays as joint global coordinators, joint bookrunners and joint lead managers in respect of the Concurrent New Money Issuance.

Completion of the Concurrent New Money Issuance is subject to market conditions and investor interest. If the New Notes are issued, the Company intends to use the net proceeds from the Concurrent New Money Issuance to refinance its outstanding offshore indebtedness, fund future capital needs and general corporate purposes.

The New Notes have not been, and will not be registered, under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities law and, unless so registered, may not be offered or sold within the United States and may only be offered and sold outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Accordingly, the New Notes are being offered and sold only outside the United States in offshore transactions in reliance on Regulation S.

As no binding agreement in relation to the Concurrent New Money Issuance has been entered into as at the date of this announcement, the Concurrent New Money Issuance may or may not materialize. Investors and shareholders of the Company are urged to exercise caution when dealing in the securities of the Company. A further announcement in respect of the Concurrent New Money Issuance will be made by the Company should the purchase agreement in relation to the Concurrent New Money Issuance be signed.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, cloud services, and business VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 5,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jack Wang

+1 (646) 405-4922

IR@21Vianet.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By:	/s/ Sharon Xiao Liu
Name:	Sharon Xiao Liu
Title:	Chief Financial Officer

Date: March 29, 2019